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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        ---------------------------------

                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP
                            (Name of Subject Company)


                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Carolyn Tiffany
                          One Winthrop Properties, Inc.
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION

         The name of the subject company is Winthrop Partners 80 Limited Partnership, a Massachusetts limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114 and the telephone number of such offices is (617) 570-4600. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of April 1, 2002, there were 45,646 Units outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON

         This Statement is being filed by the Partnership and relates to the tender offer of Equity Resource Lexington Fund Limited Partnership ("Equity Resource"), to purchase up to 9,130 Units at a purchase price of $125 per Unit, pursuant to the terms and conditions of an Offer to Purchase filed with the Securities and Exchange Commission on April 19, 2002, and the related Letter of Transmittal (together, the "Equity Resource Offer"). The Equity Resource Offer is being made pursuant to a tender offer statement on Schedule TO dated April 19, 2002.

         According to the Equity Resource Offer, the principal business address of Equity Resource's executive offices is c/o Equity Resources Group, Inc., 44 Brattle Street, Cambridge, Massachusetts 02138.

         In addition, we are also responding to a "mini-tender offer" made by MacKenzie Patterson, Inc. ("MacKenzie") dated April 26, 2002 to purchase up to 1,690 Units at a price of $105 per Unit (the "MacKenzie Offer").

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

            Equity Resource sent a letter to the general partner of the Partnership seeking a list of limited partners to enable it to commence the Equity Resource Offer. The Partnership provided Equity Resource with such list in April 2002. The list was provided to Equity Resource pursuant to an agreement entered into in May 2000 between affiliates of Equity Resource and the general partner of the Partnership (the "Equity Resource Agreement"). Pursuant to the Equity Resource Agreement, the general partner of the agreed to deliver to Equity Resource and its affiliates lists of limited partners in the Partnership and certain other partnerships in which the general partner of the Partnership or its affiliates act as the general partner so long as Equity Resource or its affiliate is a limited partner in such partnership. In addition, pursuant to the Equity Resource Agreement, the general partner of the Partnership has the right to acquire from Equity Resource one-half of all Units it acquires pursuant to the Equity Resource Offer for a purchase price equal to the purchase price paid by Equity Resource for such Units.


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



ITEM 4. THE SOLICITATION OR RECOMMENDATION

         The Partnership believes that the prices being offered by Equity Resource and MacKenzie are not indicative of the Partnership's value and therefore recommend against accepting both the Equity Resource Offer and MacKenzie Offer. That is, although not currently being marketed for sale, the Partnership believes that if the assets owned by the Partnership were presently sold, the net proceeds of such sales, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity Resource and MacKenzie. In this regard, we call you attention to the fact that Equity Resource based their purchase price on a valuation prepared by an affiliate of the general partner in 1999 that valued each Unit at approximately $181. Please note, however, that there are many methods of determining Unit value and there are many factors that impact on the ultimate value received for a Unit.

         We further call your attention to the fact that in the MacKenzie Offer, the aggregate purchase price will be reduced by the $75 transfer fee associated with a transfer of Units. Accordingly, if you own 5 Units, the actual per Unit net purchase price to a limited partner will be $90.

         In any event, the decision on whether to accept Equity Resource's or MacKenzie's offer is dependent upon each limited partner's specific situation and their desire for liquidity. In this regard, if you intend to accept either offer, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR PRIOR TO MAKING YOUR DECISION AS THE SALE OF YOUR UNIT MAY HAVE SIGNIFICANT ADVERSE TAX CONSEQUENCES TO YOU.

         As indicated above, the general partner of the Partnership will have the right to acquire one-half of any Units acquired by Equity Resource in its offer. The general partner of the Partnership will not exercise such option. Each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in either offer.

         In addition, please note that affiliates of the general partner of the Partnership hold 9,779.97 Units (approximately 21.43%) and will not tender their Units in either offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED

         None.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         During the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.



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

ITEM 7. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

         None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

         None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed herewith:

         Exhibit (a) - Letter to Limited Partners from the Partnership dated
                       April 26, 2002.

         Exhibit (b) - Agreement Winthrop Financial Associates, A Limited
                       Partnership and Equity Resources Group, Incorporated.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 26, 2002


                                      WINTHROP PARTNERS 80 LIMITED PARTNERSHIP

                                      By:  One Winthrop Properties, Inc.
                                           General Partner

                                           By:  /s/ Peter Braverman
                                              ------------------------------
                                                    Peter Braverman
                                                    Executive Vice President

                                                                     Exhibit (a)

                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114



April 26, 2002


Dear Limited Partner:

         As you are aware, Equity Resource Lexington Fund Limited Partnership ("Equity Resource") is making an offer to purchase up to 9,130 units of limited partnership interest (the "Units") in the Partnership at a purchase price of $125 per Unit. Equity Resource's offer is being made pursuant to the terms and conditions of an Offer to Purchase dated April 19, 2002, and the related Letter of Transmittal (together, the "Equity Resource Offer"). In addition, MacKenzie Patterson, Inc. ("MacKenzie") is making an offer to purchase up to 1,690 Units at a purchase price of $105 per Unit (the "MacKenzie Offer"). The MacKenzie Offer is a "mini-tender offer(1)" and, as such, is not subject to the same regulations as the Equity Resource Offer. Pursuant to the rules of the Securities and Exchange Commission, the Partnership is required to make a recommendation whether you should accept or reject the offers, or whether the Partnership is remaining neutral.

         The Partnership believes that the prices being offered by Equity Resource and MacKenzie are not indicative of the Partnership's value and therefore recommend against accepting both the Equity Resource Offer and MacKenzie Offer. That is, although not currently being marketed for sale, the Partnership believes that if the assets owned by the Partnership were presently sold, the net proceeds of such sales, when added to the Partnership's current reserves, would provide a per Unit distribution greater than the purchase price being offered by Equity Resource and MacKenzie. In this regard, we call you attention to the fact that Equity Resource based their purchase price on a valuation prepared by an affiliate of the general partner in 1999 that valued each Unit at approximately $181. Please note, however, that there are many methods of determining Unit value and there are many factors that impact on the ultimate value received for a Unit.

         We further call your attention to the fact that in the MacKenzie Offer, the aggregate purchase price will be reduced by the $75 transfer fee associated with a transfer of Units. Accordingly, if you own 5 Units, the actual per Unit net purchase price to a limited partner will be $90.

-------------
(1) A "mini-tender offer" is an offer pursuant to which the offeror, if it acquired all of the Units it is seeking would still own less than 5% of the Partnership's Units.

         In any event, the decision on whether to accept Equity Resource's or MacKenzie's offer is dependent upon each limited partner's specific situation and their desire for liquidity. In this regard, if you intend to accept either offer, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR PRIOR TO MAKING YOUR DECISION AS THE SALE OF YOUR UNIT MAY HAVE SIGNIFICANT ADVERSE TAX CONSEQUENCES TO YOU.

         The general partner of the Partnership will have the right to acquire one-half of any Units acquired by Equity Resource in its offer. At present, it is anticipated that the general partner of the Partnership will exercise such option. Each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the either offer.

         In addition, please note that affiliates of the general partner of the Partnership hold 9,779.97 Units (approximately 21.43%) and will not tender their Units in either offer.

         If you have any questions, please contact Beverly Bergman at 617-570-4607.

                                   Sincerely,

                                   WINTHROP PARTNERS 80
                                   LIMITED PARTNERSHIP

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                                                                     Exhibit (b)

                                    AGREEMENT

         THIS AGREEMENT is made and entered into as of the _____ day of May, 2000 by and between WINTHROP FINANCIAL ASSOCIATES, A LIMITED PARTNERSHIP, a Maryland limited partnership ("Winthrop"), and EQUITY RESOURCES GROUP, INCORPORATED, a Massachusetts corporation ("ERG").

                                   WITNESSETH:

         WHEREAS, Winthrop, together with its direct and indirect subsidiaries, directly or indirectly acts as the general partner of each of the limited partnerships listed on Schedule 1 hereto, (together with any other limited partnerships in which Winthrop, or an entity which is ultimately controlled by Winthrop, becomes the general partner with the right to control the operations of such partnership, the "Partnerships");

         WHEREAS, ERG together with its affiliates (collectively, the "Equity Resources Group") are in the business, of among other things, acquiring limited partnership interest in limited partnerships including the Partnerships;

         WHEREAS, Winthrop and ERG desire to set forth their understanding with respect to the acquisition of limited partnership interests in the Partnerships by the Equity Resources Group;

         NOW, THEREFORE, it is hereby agreed, by and between the parties hereto, as follows:

         1. Delivery of Partnership List. (a) At such time or times as ERG desires to obtain a list of limited partners of a Partnership (each a "List"), ERG or the applicable Equity Resources Group member that is a limited partner in the applicable Partnership shall deliver a notice to Winthrop (a "Request Notice") setting forth the name of the Partnership for which the list is required and the number of units owned by the requesting party. So long as the requesting Equity Resources Group member is a limited partner in the Partnership for which the list is requested, within ten business days of receipt of the Request Notice, Winthrop shall cause the Partnership to deliver to such requesting Equity Resources Group member the most current list of limited partners in the Partnership, which list shall set forth the name, address and number of units held by each limited partner in such Partnership as then reflected on the books and records of the Partnership.

         2. Permitted Use; Standstill. (a) ERG agrees that the Equity Resource Group members may only use each List for a one time solicitation for the purchase of limited partnership interests in the relevant Partnership. ERG shall
(i) return each List to the Partnership promptly after the completion of its solicitation for units of limited partnership interest in the relevant Partnership and (ii) not make or retain any copies of each List. Notwithstanding anything to the contrary herein, ERG shall have the right to request a List for any or all Partnerships on one or more occasions and shall have the right to conduct a solicitation permitted hereunder with respect to each List requested.

                  (b) Except as permitted in Section 2(a) above, ERG shall not, nor shall it permit any Equity Resources Group member, or any of their respective Affiliates (as defined under Rule 405 of the Securities Act or 1933, as amended) to, without the prior written consent of Winthrop, which may be withheld for any reason, directly or indirectly, (a) seek or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving a Partnership, (b) make, or in any way participate directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of a Partnership, (c) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to any voting securities of a Partnership, (d) disclose to any third party any intention, plan or arrangement inconsistent with the terms of this Agreement or (e) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of this Agreement.

                  (c) Neither ERG or any Equity Resources Group member shall, without the prior written consent of Winthrop, disclose to any third party the contents of a List or that a List has been made available to ERG or such Equity Resources Group member.

                  (d) At such time as ERG or any Equity Resources Group member is making a tender offer for units of limited partnership in a Partnership which is permitted hereunder and made with respect to a List requested in accordance with the terms hereof, Winthrop will not, and will cause its affiliates not to, commence an offer to purchase units of limited partnership in such Partnership. Nothing in this Agreement shall prevent Winthrop or its affiliates form making an offer for units of limited partnership interest in a Partnership at such time as ERG or any Equity Resources Group member does not have an open tender offer for units of limited partnership in a Partnership which is permitted hereunder and made with respect to a List requested in accordance with the terms hereof.

         3. Delivery of Documentation. Simultaneously with its mailing to limited partners, ERG shall, or shall cause the applicable Equity Resources Group member to, deliver to the general partner of the applicable Partnership any offering materials used by the applicable Equity Resources Group member in connection with a general solicitation or tender offer for units of limited partnership interest in a Partnership, regardless of whether the delivery of such documentation is required by applicable law.

         4. Effectiveness of Transfers. Absent manifest error in the documentation presented to the Partnerships' transfer agent or the failure to deliver all necessary documentation to effect transfers of units of limited partnership interest and so long as the purported seller of the units of limited partnership interest is the record holder of such units being transferred, Winthrop shall cause the Partnerships' transfer agent to effect all transfers of units of limited partnership interest submitted by the Equity Resources Group.

         5. Call Option. (a) Within ten business days of the acquisition by an Equity Resources Group member of any units of limited partnership interest in a Partnership, regardless of whether such units are acquired in a general solicitation or tender offer for units of limited partnership interest, through a privately negotiated transaction or otherwise, ERG shall deliver a notice (the "Acquisition Notice") to Winthrop setting forth the Partnership in which units of limited partnership interest were acquired, the number of units acquired and the purchase price paid per unit (the "Purchase Price").

                  (b) Winthrop shall have the right, but not the obligation, to cause the applicable Equity Resource Group member to sell to Winthrop or its affiliate one-half of the number of units of limited partnership interest set forth in the Acquisition Notice at a purchase price per unit equal to the Purchase Price. If Winthrop desires to exercise its right granted pursuant to this Paragraph 5(b), Winthrop shall deliver a notice (the "Call Notice") to ERG within 10 business days of its receipt of the Acquisition Notice stating Winthrop's desire to exercise the option granted under this Paragraph 5 and shall include an Assignment of Partnership Interests in substantially the form attached hereto as Exhibit A (the "Assignment"). Within two business days of Winthrop's receipt of a fully-executed copy of the Assignment, Winthrop shall cause the purchase price for such units to be paid to the applicable Equity Resources Group member.

                  (c) If Winthrop shall not exercise its rights pursuant to this Paragraph 5 within the applicable time period, Winthrop shall have no rights with respect to any units of limited partnership interest deemed offered in the applicable Acquisition Notice.

         6. Representations and Warranties. (a) ERG hereby represents, warrants and covenants to Winthrop that:

                         (i) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby to be performed by ERG have been duly and validly authorized by all necessary action of ERG and no other proceedings on the part of ERG is necessary to authorize this Agreement or to consummate the transactions so contemplated;

                          (ii) ERG has all requisite power and authority to execute and deliver this Agreement, and to consummate the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof; and, this Agreement and all other documents and agreements contemplated hereby are the legal, valid and binding obligation of ERG, enforceable against it in accordance with their terms;

                         (iii) no consent, approval, authorization or notification of, or declaration, filing or registration with, any governmental entity is required on behalf of or on the part of ERG in connection with the execution, delivery, or performance of this Agreement by ERG or the consummation of the transactions contemplated hereby to be performed by ERG or the Equity Resources Group. Neither the execution and delivery of this Agreement by ERG nor the consummation of the transactions hereby contemplated to be performed by the Equity Resources Group will (i) constitute any violation or breach of or conflict with any Equity Resources Group member's organizational documents or any order, writ, injunction, decree, statute, rule or regulation, governmental license or permit, to which an Equity Resources Group member or any of its assets is subject or by which any of them is bound, or (ii) result in a violation of, conflict with, constitute a default under, or result in the termination, acceleration, amendment or modification of, any contract or instrument to which an Equity Resources Group member may be subject or bound.

                  (b) Winthrop hereby represents, warrants and covenants to ERG that:

                         (i) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby to be performed by Winthrop have been duly and validly authorized by all necessary action of Winthrop and no other proceedings on the part of Winthrop is necessary to authorize this Agreement or to consummate the transactions so contemplated;

                          (ii) Winthrop has all requisite power and authority to execute and deliver this Agreement, and to consummate the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof; and, this Agreement and all other documents and agreements contemplated hereby are the legal, valid and binding obligation of Winthrop, enforceable against it in accordance with their terms;

                         (iii) no consent, approval, authorization or notification of, or declaration, filing or registration with, any governmental entity is required on behalf of or on the part of Winthrop in connection with the execution, delivery, or performance of this Agreement by

         Winthrop or the consummation of the transactions contemplated hereby to be performed by Winthrop. Neither the execution and delivery of this Agreement by Winthrop nor the consummation of the transactions hereby contemplated to be performed by Winthrop will (i) constitute any violation or breach of or conflict with Winthrop's organizational documents or any order, writ, injunction, decree, statute, rule or regulation, governmental license or permit, to which Winthrop or any of its assets is subject or by which any of them is bound, or (ii) result in a violation of, conflict with, constitute a default under, or result in the termination, acceleration, amendment or modification of, any contract or instrument to which Winthrop may be subject or bound;

         7. Survival of Representations and Warranties. Except as otherwise provided herein, the representations, warranties, covenants and agreements contained in this Agreement shall survive for a period ending on the first anniversary of the date hereof.

         8. Notices. All communications hereunder shall be in writing and shall be sent either by facsimile (followed by regular mail), overnight mail, registered or certified mail, return receipt requested; if intended for Winthrop, shall be addressed to it at 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142, Facsimile No. (617) 868-5095, Attention: Ms. Carolyn Tiffany or at such other address of which Winthrop shall have given notice to ERG in the manner herein provided; if intended for ERG shall be addressed to it at 14 Story Street, Cambridge, Massachusetts 02138, Facsimile No. (617) 876-7616
Attention: Mr. Eggert Dagbjartsson or at such other address of which ERG shall have given notice to Winthrop in the manner herein provided.

         9. No Modification Except in Writing. This Agreement shall not be changed, modified, or amended except by a writing signed by the party to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

         10. Further Assurances. Each of the parties hereto hereby agrees to execute and deliver all such further documents and take all such further actions as shall be necessary, desirable or expedient to consummate the transactions contemplated hereby.

         11. Entire Agreement. This Agreement sets forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of every kind and nature among them.

         12. Severability. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

         13. Assignment. This Agreement may not be assigned by either party hereto without the prior written consent of the other party.

         14. Fees and Expenses. Except as otherwise provided herein, each party hereto will pay all fees and expenses incurred by it in connection with this Agreement.

         15. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of The Commonwealth of Massachusetts without giving effect to the conflict of laws principles thereof.

         16. Captions. The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

         17. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

                              WINTHROP FINANCIAL ASSOCIATES,
                              A LIMITED PARTNERSHIP


                              By
                                -----------------------------------
                                       Peter Braverman
                                       Executive Vice President


                              EQUITY RESOURCES GROUP, INCORPORATED


                              By
                                -----------------------------------
                                       Eggert Dagbjartsson
                                       Executive Vice President